## Contact

www.linkedin.com/in/andrew-
daniels-93415916 (LinkedIn)

## Top Skills

Alternative Investments
Asset Management
Investments

# Andrew Daniels

Founder
Greater Chicago Area

## Experience

**Self-employed**
Trader and serial investor
March 2022 - Present (3 years 7 months)

**Daniels Trading a division of Stonex**
Founder
1995 - March 2022 (27 years)
Chicago, Illinois, United States

_____

## Education

**Tulane University - A.B. Freeman School of Business**
business management · (1979 - 1981)